June 13, 2012

VIA EDGAR AND E-MAIL

Ms. Amanda Ravitz

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oclaro, Inc. Registration Statement on Form S-4 File No. 333-181254

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Oclaro, Inc. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-181254) (the “Registration Statement”) filed by the Registrant on May 8, 2012, as amended by Amendment No. 1 filed on June 8, 2012 and Amendment No. 2 filed on June 13, 2012, be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement becomes effective on June 13, 2012 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant confirms that it is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as it relates to the proposed offering of the securities specified in the Registration Statement. In connection with the forgoing, the Registrant further acknowledges that:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Keith A. Flaum, Esq. or James R. Griffin, Esq. of Weil, Gotshal & Manges LLP at (650) 802-3090 or (650) 802-3150, respectively, and that such effectiveness be confirmed in writing to the addressees listed on the cover page of the Registration Statement.

Very truly yours,

Oclaro, Inc.

By:	/s/ Jerry Turin
Name:	Jerry Turin
Title:	Chief Financial Officer

cc:	Keith A. Flaum, Esq. Weil, Gotshal & Manges LLP James R. Griffin, Esq. Weil, Gotshal & Manges LLP David S. Allinson, Esq. Latham & Watkins LLP Paul Kukish Latham & Watkins LLP

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